

Mail Stop 4561

June 17, 2016

Clyde Hosein
Chief Financial Officer
RingCentral, Inc.
20 Davis Drive
Belmont, California 94002

      Re: RingCentral, Inc.
             Form for the fiscal year ended December 31, 2015
             Filed February 29, 2016
             File No. 001-36089

Dear Mr. Hosein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

1.   Please tell us what consideration you gave to including disclosure and quantification, to the extent possible, of currently known trends, events, and uncertainties specifically related to your business that are reasonably expected to have a material impact on your liquidity, capital resources, and/or results of operations. Your discussion of trends and uncertainties should provide insight into the extent to which reported financial information is indicative of future results. In this regard, we note your earnings calls indicate that you have recently begun to enter into more long-term contracts with larger customers. As an example, you discuss in your earnings call that greater than two-thirds of net new Office bookings were potential customers opting for annual or multi-year agreements. However, your disclosure only states that there has been growth in your

business with larger customers and does not discuss your growth in longer term contracts. Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.A and III.B.3 of SEC Release 33-8350.

<u>Critical Accounting Policies and Estimates</u>

<u>Revenue Recognition, page 55</u>

2.   We note you disclose that VSOE exists for your SaaS subscription plans. Please clarify how you establish VSOE for your SaaS subscription plans and tell us if the subscription plans are sold separately. That is, confirm that these sales are only for this element and it is not a part of a multi-element arrangement. In addition, describe the methodology and assumptions you use to establish VSOE of fair value for these arrangements.

<u>Form 10-Q for the quarterly period ended December 31, 2015</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

3.   We note that your deferred revenue appears to have significantly increased and your 1Q, 2016 earnings call transcript appears to indicate the increase is attributed to the expanded growth of customers opting for an annual or multi-year agreement. We also note that you no longer disclose the percentage of your customers that are on monthly contracts. In your Supplemental Response dated August 26, 2013, you explained that you would continue to evaluate the precision of your estimates of actual usage in regards to variable usage-based fees when and if the size of the revenue stream or the materiality of its impact to deferred revenue changes. Given the increase in deferred revenue, and annual and multi-year agreements as well as the removal of the percentage of monthly customers from your disclosures, please tell us what consideration was given to evaluating the precision of your estimates and whether such revenue should be recognized over actual usage.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies
and Services